DC

No Act
P.E. 12-18-06

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

07043148

January 30, 2007

Brian L. Henry
Senior Counsel and Assistant Secretary
Legal Department
Eastman Chemical Company
P.O. Box 511
Kingsport, TN 37662-5075

Act: 1934
Section:
Rule: 14A-8
Public Availability: 1/30/2007

Re: Eastman Chemical Company
Incoming letter dated December 18, 2006

Dear Mr. Henry:

This is in response to your letters dated December 18, 2006 and January 19, 2007 concerning the shareholder proposal submitted to Eastman Chemical by United Brotherhood of Carpenters and Joiners of America. We also have received a letter from the proponent dated January 12, 2007. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

JAN 24 2007

Sincerely,

David Lynn
Chief Counsel

Enclosures

cc: Edward J. Durkin
United Brotherhood of Carpenters
Corporate Affairs Department
101 Constitution Avenue, NW
Washington, DC 20001

PROCESSED

FEB 06 2007 E

THOMSON
FINANCIAL

915377

Legal Department
Eastman Chemical Company
P.O. Box 511
Kingsport, Tennessee 37662-5075

EASTMAN

Brian L. Henry
Senior Counsel and Assistant Secretary
Phone: (423) 229-1295
FAX: (423) 229-4137
blhenry@eastman.com

January 19, 2007

VIA ELECTRONIC DELIVERY (cfletters@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended – Rule 14-8;
Stockholder Proposal Submitted to Eastman Chemical Company

Ladies and Gentlemen:

On December 18, 2006, on behalf of Eastman Chemical Company, a Delaware corporation (the "Company"), I submitted to your office a request for confirmation of the Staff of the Division of Corporation Finance's (the "Staff's") no-action position pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, if the Company excludes from its proxy materials (the "2007 Proxy Statement") relating to its 2007 annual meeting of stockholders a stockholder proposal (the "Proposal") from the United Brotherhood of Carpenters and Joiners of America (the "Proponent"). The Company has received a letter from the Proponent, dated January 12, 2007, setting forth the Proponent's response (the "Response"), and I submit this letter as the Company's reply to the Response.

This letter is being delivered via electronic mail to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2). We are simultaneously providing the Proponent with a copy of this letter.

The Staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to omit from proxy materials those proposals received at the companies' principal executive offices after the deadline, even if only by one day. *See, e.g., American Express Company* (December 21, 2004) (proposal received one day after the submission deadline was properly excludable); *International Business Machines Corporation* (December 19, 2004) (same); *Thomas Industries Inc.* (January 15, 2003) (same); *Hewlett-Packard Company* (November 27, 2000) (same); *Hewlett-Packard Company* (November 9, 1999) (same); *Norfolk Southern Corporation* (February 23, 1998) (same); and *Chevron Corporation* (February 10, 1998) (same). Notwithstanding this consistent position taken by the Staff,

If the substitute party phone alternative was not acceptable to the Proponent, with only minimal diligence, a sophisticated stockholder such as the Proponent, which has submitted numerous proposals for inclusion in various company proxy statements over the course of multiple years, could have easily obtained relevant alternative contact information, whether email, facsimile or otherwise, in order to ensure receipt by the Company of the Proposal in a timely manner. The Company does not have any record that the Proponent took any of such steps, which could have been completed without undue effort or any expense, and would have ensured that the Company actually received the Proposal prior to the published deadline. However, because actual receipt of a proposal is required under Rule 14a-8(e), the reason why a proposal is received after the stated deadline is not relevant. *See, e.g., Datastream Systems, Inc.* (March 9, 2005) (not improper to omit proposal received after the deadline due to inclement weather which delayed delivery) and *Westinghouse Electric Corporation* (December 28, 1995) (not improper to omit proposal received after the deadline due to the Veterans Day holiday weekend which delayed delivery).

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's 2007 Proxy Statement. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position. Furthermore, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on its untimely submission. Please do not hesitate to contact the undersigned, by telephone at (423) 229-1295 or by email at blhenry@eastman.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,

Brian L. Henry

cc: Theresa K. Lee, Senior Vice President, Chief Legal Officer, and Corporate Secretary
Mr. Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America
(Via overnight (DHL) and electronic delivery (edurkin@carpenters.org))
Lizanne Thomas, Esquire, Jones Day

EASTMAN

Legal Department
Eastman Chemical Company
P.O. Box 511
Kingsport, Tennessee 37662-5075

Brian L. Henry
Senior Counsel and Assistant Secretary
Phone: (423) 229-1295
FAX: (423) 229-4137
blhenry@eastman.com

December 18, 2006

VIA ELECTRONIC DELIVERY (cfletters@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Securities Exchange Act of 1934, as amended – Rule 14a-8;
Stockholder Proposal Submitted to Eastman Chemical Company

Ladies and Gentlemen:

I am a Senior Counsel and Assistant Secretary of Eastman Chemical Company, a Delaware corporation (the "Company"). Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I am writing to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude from its definitive proxy materials relating to its 2007 Annual Meeting of Stockholders (the "definitive 2007 proxy materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received by the Company from the United Brotherhood of Carpenters and Joiners of America (the "Proponent").

A copy of the Proponent's letter, dated November 22, 2006, including the Proposal, is attached hereto as Exhibit A. We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our definitive 2007 proxy materials, in accordance with Rule 14a-8(j). This letter has been delivered via electronic mail to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Under the Company's Bylaws, the first Thursday in May is the date of the annual meeting of stockholders unless the Board of Directors establishes a different date. The Board has not established and is not expected to establish a different date for the Company's 2007 Annual Meeting of Stockholders (the "2007 Annual Meeting"), and accordingly the Company expects that the date of the 2007 Annual Meeting will be May 3, 2007. In the event that the Board of Directors does establish a date for the 2007 Annual Meeting that is more than 30 days from the date of the Company's 2006 Annual Meeting of Stockholders (May 4), the Company undertakes to withdraw this request. In addition, the Company hereby undertakes not to file its definitive 2007 proxy materials with the Commission less than 80 calendar days from the date hereof. As a result of the foregoing, the Company believes that this request complies with Rule 14a-8(j)(1) under the Exchange Act.

We hereby respectfully request confirmation that the Staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its definitive 2007 proxy materials. The Company believes that the Proposal may properly be excluded from its definitive 2007 proxy materials because the Proposal was not timely received at the Company's principal executive offices.

Pursuant to Rule 14a-8(e)(2) under the Exchange Act, a stockholder proposal being submitted for inclusion in proxy materials relating to a company's annual meeting of stockholders must be received at such company's principal executive offices "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting," provided that a different deadline applies "if the company did not hold an annual meeting in the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting." Rule 14a-8(e)(1) under the Exchange Act states that a stockholder's proposal for inclusion in proxy materials relating to a company's annual meeting of stockholders must be submitted by the deadline found in the company's proxy statement relating to its annual meeting of stockholders from the prior year, and Rule 14a-8(f)(1) thereunder permits a company to exclude from its proxy materials any stockholder proposal received by such company after the deadline for submitting such proposals. Pursuant to Rule 14a-8(f)(1), within 14 calendar days of receiving a proposal, the recipient company must notify the person submitting the proposal of any procedural or eligibility deficiencies, unless the deficiency cannot be remedied (such as a failure to submit the proposal by the deadline).

As noted above, the Company expects that the 2007 Annual Meeting will be held on a date that is within 30 days of the date of the 2006 Annual Meeting of Stockholders. Because the Company held an annual meeting of stockholders in 2006 and because the 2007 Annual Meeting is expected to be scheduled for a date that is within 30 days of the date of the 2006 Annual Meeting (or the Company undertakes to withdraw this request), pursuant to Rule 14a-8(e)(2) under the Exchange Act, all stockholder proposals intended to be included in the Company's definitive 2007 proxy materials were required to be received by the Company not less than 120 calendar days before the date of the Company's proxy statement released to stockholders in connection with the 2006 Annual Meeting. Pursuant to Rules 14a-5(e)(1) and 14a-8(e) under the Exchange Act, this deadline of November 24, 2006, the day after Thanksgiving, was disclosed in the Company's proxy statement relating to the 2006 Annual Meeting under the caption "Stockholder Proposals for the 2007 Annual Meeting," which indicated that "if you wish to submit a proposal for presentation at Eastman's 2007 Annual Meeting of Stockholders, it must be received by the Company at its principal executive offices on or before November 24, 2006." A copy of the relevant excerpt from the Company's proxy statement relating to the 2006 Annual Meeting (the "2006 Proxy Statement") is attached as Exhibit B.

The Proposal was received by the Company after the November 24, 2006 deadline established under the terms of Rule 14a-8 and as disclosed in the Company's 2006 Proxy Statement. The letter setting forth the Proposal was dated November 22, 2006; however, tracking information obtained by the Company from UPS, the Proponent's chosen delivery service, indicates that the Proponent did not send the Proposal to the Company via UPS Next Day Air until November 23, 2006. The Company has enclosed the relevant UPS Tracking Information at Exhibit C. The referenced Tracking Information indicates that the Company did not receive the Proposal at its principal executive offices until November 27, 2006, three days after the relevant deadline. In addition, on the morning of November 27, 2006, the office of the Corporate Secretary of the Company retrieved a voicemail message from the Proponent, which had been left late in the afternoon on November 22, 2006, the day before Thanksgiving.

The Staff has in the past strictly construed the Rule 14a-8 deadline, permitting companies to omit from proxy materials those proposals received at the companies' principal executive offices after the deadline, even if only by one day. *See, e.g., American Express Company* (December 21, 2004) (proposal received one day after the submission deadline was properly excludable); *International Business Machines Corporation* (December 19, 2004) (same); *Thomas Industries Inc.* (January 15, 2003) (same); *Hewlett-Packard Company* (November 27, 2000) (same); *Hewlett-Packard Company* (November 9, 1999) (same); *Norfolk Southern Corporation* (February 23, 1998) (same); and *Chevron Corporation* (February 10, 1998) (same). Supporting these interpretations in its no-action letters, the Staff has informed stockholders that they should submit proposals "well in advance of the deadline and by a means that allows the stockholder to demonstrate the date the proposal was received at the company's principal executive offices," and that "if the deadline falls on a Saturday, Sunday or federal holiday, the company must disclose this date in its proxy statements and Rule 14a-8 proposals received after business reopens would be untimely." Division of Corporation Finance, Staff Legal Bulletin No. 14 (July 13, 2001).

The Company's November 24, 2006 deadline occurred on the day which was immediately after Thanksgiving day, which, while not a federal holiday, is a day on which the Company is not open for business, a practice that is common to the Company and many other domestic corporations. Given the Staff's position that stockholders should submit their proposals "well in advance of the deadline," it is reasonable to believe that this Proponent, which has submitted many stockholder proposals to various companies, should have taken measures that ensured timely delivery. In addition to the Proponent's chosen method of delivery, the Proponent could have obtained facsimile or electronic mail contact information from the Company's website or the Company's proxy materials relating to the 2006 Annual Meeting filed with the Commission on the EDGAR database without significant effort or expense. The enclosed UPS Tracking Information confirms that the delivery was not made until November 27, 2006. However, because actual receipt is required under Rule 14a-8(e), the reason why a proposal is received after the stated deadline is not relevant. *See, e.g., Datastream Systems, Inc.* (March 9, 2005) (not improper to omit proposal received after the deadline due to inclement weather which delayed delivery) and *Westinghouse Electric Corporation* (December 28, 1995) (not improper to omit proposal received after the deadline due to the Veterans Day holiday weekend which delayed delivery).

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company excludes the Proposal from the Company's definitive 2007 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, the Company respectfully requests the opportunity to confer with representatives of the Staff prior to the determination of its final position. Furthermore, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be omitted if the Staff disagrees with the Company's conclusion that the Proposal can be omitted based on its untimely submission. Please do not hesitate to contact the undersigned, by telephone at (423) 229-1295 or by email at blhenry@eastman.com, if you require any additional information in support or clarification of the Company's position.

Sincerely,

Brian L. Henry

cc: Theresa K. Lee, Senior Vice President, Chief Legal Officer, and Corporate Secretary, Eastman Chemical Company (w/enclosures)
Mr. Edward J. Durkin, United Brotherhood of Carpenters and Joiners of America (w/enclosures) (via U.S. Mail and electronic delivery (edurkin@carpenters.org))
Lizanne Thomas, Esq., Jones Day (w/enclosures)

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

Theresa K. Lee
Chief Legal Officer and Corporate Secretary
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37660

November 22, 2006

Dear Ms. Lee:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Eastman Chemical Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's supplemental pension plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

Supplemental Executive Retirement Plan Policy Proposal

Be it Resolved: That the shareholders of the Eastman Chemical Company ("Company") hereby urge that the Board of Director's executive compensation committee establish a policy limiting the benefits provided under the Company's supplemental executive retirement plan ("SERP Policy"). The SERP Policy should provide for the following: (1) a limitation of covered compensation to a senior executive's annual salary, and (2) the exclusion of all incentive or bonus pay from inclusion in the plan's definition of covered compensation used to establish benefits. The SERP Policy should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental plan participant.

Supporting Statement: We believe that one of the most troubling aspects of the sharp rise in executive compensation is the excessive pension benefits provided to senior corporate executives through the use of supplemental executive retirement plans ("SERPs"). Our Company maintains two SERPs, which provide the Company's chief executive officer ("CEO") and other senior executives retirement benefits far greater than those permitted under the Company's tax-qualified pension plan. Our proposal seeks to limit excessive pension benefits by limiting the type of compensation used to calculate pension benefits under the SERP plans.

At present, U.S. tax law maintains a $220,000 limit on the level of compensation used to determine a participant's retirement benefit under a tax-qualified pension plan. Our Company has established a SERP as a complement to its tax-qualified plan in order to provide senior executives increased retirement benefits. This is accomplished by raising the level of compensation used in the pension formula to calculate retirement benefits. The SERP establishes a higher compensation level on which to calculate senior executives' pension benefits by including the executive's full salary and annual bonus in the compensation figure. The Company's 2006 proxy statement indicates that the combined salary and bonus figure was $3,451,538 for the CEO, approximately 15 times the $220,000 compensation limit in the Company's tax-qualified pension plan.

Our position is that the inclusion of an executive's annual bonus along with his or her full salary in the pension calculation is overly generous and unjustifiable. The only type of compensation used in the SERPs for establishing the level of additional pension benefits should be an executive's annual salary. No variable incentive pay should be included in a senior executive's pension calculation under the SERPs. The inclusion of annual bonus or incentive payments in determining increased pension benefits can dramatically increase the pension benefit afforded senior executives and has the additional undesirable effect of converting one-time incentive compensation into guaranteed lifetime pension income.

The proposal's limitation on the type of compensation that can be considered in determining senior executives' retirement benefits to only the executive's salary is a necessary and reasonable restriction on the excessiveness of supplemental retirement benefits. We urge your support for this important executive compensation reform.

EXHIBIT B

Excerpt from Eastman Chemical Company's Proxy Statement Relating to the 2006 Annual Meeting

Stockholder Proposals for the 2007 Annual Meeting

In accordance with rules of the Securities and Exchange Commission (the "SEC"), if you wish to submit a proposal for presentation at Eastman's 2007 Annual Meeting of Stockholders, it must be received by the Company at its principal executive offices on or before November 24, 2006 in order to be included in the Company's proxy materials relating to its 2007 Annual Meeting of Stockholders.

EXHIBIT C
UPS Tracking Information
Page 1 of 2 Pages

Extremely Urgent

This envelope is for use with the following services: **UPS Next Day Air®**
UPS Worldwide Express℠
UPS 2nd Day Air®

Call **1-800-PICK-UPS®** (1-800-742-5877) or visit **UPS.com®**.

- For UPS Next Day Air services, there is no weight limit for envelopes containing letters, business correspondence, urgent documents, and electronic media. When a UPS Next Day Air service is selected, UPS Express Envelopes containing items other than those listed above are subject to the corresponding rates for the applicable weight.
- For UPS Worldwide Express, the UPS Express Envelope may be used only for documents of no commercial value. There is no limit on the weight or number of pages you can enclose.
- For UPS 2nd Day Air services, UPS Express Envelopes weighing one pound or more are subject to the corresponding rates for the applicable weight.
- Do not send cash or cash equivalent.

EXTREMELY URGENT

UPS Next Day Air®

Apply shipping documents on this side.

Do not use this envelope for:

ED DURKIN
(202) 546-6206
UNITED BROTHERHOOD OF CARPNTRS
101 CONSTITUTION AVE NW
WASHINGTON DC 20001-2133

LTR 1 OF 1

SHIP TO:
THERESA K. LEE / CLO & CORP. SECRET
EASTMAN CHEMICAL COMPANY
200 SOUTH WILCOX DRIVE
KINGSPORT TN 37660

VA 242 9-62

UPS NEXT DAY AIR 1

TRACKING #: 1Z 293 705 01 4448 0492

BILLING: P/P

UOH 8.0.16 UPS Thermal 2 60.1A 10/2006

EXHIBIT C
UPS Tracking Information
Page 2 of 2 Pages

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Tracking Number:	1Z 293 705 01 4448 049 2
Type:	Package
Status:	**Delivered**
Delivered on:	11/27/2006 9:47 A.M.
Signed by:	DONNA
Location:	RECEIVER
Delivered to:	KINGSPORT, TN, US
Shipped or Billed on:	11/22/2006
Service Type:	NEXT DAY AIR

Package Progress

Location	Date	Local Time	Description
BRISTOL, TN, US	11/27/2006	9:47 A.M.	DELIVERY
BRISTOL, TN, US	11/24/2006	10:37 A.M.	THE RECEIVER IS ON A HOLID DELIVERY WILL BE ATTEMPTEC THE RECEIVER RETURNS
BRISTOL, VA, US	11/24/2006	8:19 A.M.	OUT FOR DELIVERY
	11/24/2006	8:18 A.M.	ARRIVAL SCAN
LOUISVILLE, TN, US	11/24/2006	6:46 A.M.	DEPARTURE SCAN
KNOXVILLE, TN, US	11/24/2006	5:25 A.M.	ARRIVAL SCAN
LOUISVILLE, KY, US	11/24/2006	4:32 A.M.	DEPARTURE SCAN
LOUISVILLE, KY, US	11/23/2006	5:41 P.M.	ARRIVAL SCAN
PHILADELPHIA, PA, US	11/23/2006	4:42 A.M.	DEPARTURE SCAN
	11/23/2006	1:36 A.M.	ARRIVAL SCAN
LANDOVER, MD, US	11/22/2006	9:30 P.M.	DEPARTURE SCAN
	11/22/2006	7:33 P.M.	ORIGIN SCAN
LANDOVER,	11/22/2006	6:17 P.M.	PICKUP SCAN

From:	Henry, Brian L [blhenry@eastman.com]
Sent:	Monday, December 18, 2006 6:15 PM
To:	CFLETTERS
Cc:	edurkin@carpenters.org; Lee, Theresa K; Lizanne Thomas
Subject:	Eastman Chemical Company-- Rule 14a-8 SEC No-Action Request
Attachments:	Eastman Carpenter's SEC NAL.pdf

Eastman
nter's SEC NAI

December 18, 2006

VIA ELECTRONIC MAIL (cfletters@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of the Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Eastman Chemical Company-- Rule 14a-8 SEC No-Action Request -- Stockholder Proposal from the United Brotherhood of Carpenters and Joiners of America

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, attached is my letter notifying the Securities and Exchange Commission (the "Commission") of Eastman Chemical Company's (the "Company") intention to exclude from its definitive proxy materials relating to its 2007 Annual Meeting of Stockholders (the "definitive 2007 proxy materials") a stockholder proposal and supporting statement (collectively, the "Proposal") received by the Company from the United Brotherhood of Carpenters and Joiners of America (the "Proponent").

As described in the attached letter, we respectfully request confirmation that the Staff of the Division of Corporation Finance (the

"Staff") will not recommend any enforcement action to the Commission if the Company excludes the Proposal from its definitive 2007 proxy materials. The Company believes that the Proposal may properly be excluded from its definitive 2007 proxy materials because the Proposal was not timely received at the Company's principal executive offices.

We are simultaneously providing the Proponent, both electronically and by U.S. mail, with a copy of the attached letter and notifying the Proponent of our intention to omit the Proposal from our definitive 2007 proxy materials, also in accordance with Rule 14a-8(j).

This letter is being delivered via electronic mail to cfletters@sec.gov in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

<<Eastman Carpenter's SEC NAL.pdf>>

Please contact me if you require any additional information in support or clarification of the Company's position.

Brian L. Henry
Senior Counsel and Assistant Secretary
Eastman Chemical Company
Phone: 423-229-1295
Fax: 423-229-4137
E-mail: blhenry@eastman.com

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron

General President

January 12, 2007

BY HAND DELIVERY

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Eastman Chemical Company – Shareholder Proposal of the United Brotherhood of Carpenters Pension Fund

Ladies and Gentlemen:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I am responding to the letter submitted by Eastman Chemical Company ("Eastman Chemical") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934 requesting that the staff confirm that it will not recommend any enforcement action to the Commission, if for stated reasons, Eastman Chemical excludes the shareholder proposal ("Proposal") submitted by the Fund. Pursuant to Rule 14a-8(j), the Fund is furnishing the Staff with six copies of this letter and attached exhibits. A copy will be sent simultaneously to Eastman Chemical.

Eastman Chemical argues that the Proposal from the Fund is excludable from its proxy statement under Rule 14a-8(e)(1), Rule 14a-8(e)(2) and Rule 14a-8(f)(1)due to the alleged failure of the Fund to submit the Proposal by the deadline printed in the Company's 2006 proxy statement and 120 days before the release of the Company's 2007 proxy statement. The Fund asserts that the Proposal was conveyed to Eastman Chemical in a timely manner and that Rule 14a-8(e)(1), Rule 14a-8(e)(2) and Rule 14a-8(f)(1) provide no basis for exclusion of the Proposal.

By letter dated November 22, 2006, from the Fund chairman, the Proposal was conveyed via the United Parcel Service ("UPS") for Next Day Air delivery to Ms. Theresa K. Lee, Eastman Chemical's corporate secretary. A copy of the letter and Proposal are attached as <u>Exhibit 1</u>. Though the letter and Proposal were sent via Next Day Air delivery, UPS did not attempt to deliver the letter and Proposal on November 23,

2006, due to the Thanksgiving Day holiday. UPS did attempt to deliver the letter and Proposal on November 24, 2006, Eastman Chemical's deadline for submission of shareholder proposals. However, the letter and Proposal could not be delivered because the receiver was on a holiday. The letter and Proposal were successfully delivered on November 27, 2006. A copy of the UPS tracking report is attached as Exhibit 2.

Eastman Chemical argues that according to the UPS tracking report, "the Proponent did not send the Proposal to the Company via UPS Next Day Air until November 23, 2006." However, the UPS tracking report clearly indicates that the letter and Proposal were picked up by UPS at 6:17 P.M. on November 22, 2006. UPS attempted to deliver the letter and Proposal on November 24, 2006, which was not a federal holiday. Eastman Chemical's 2006 proxy statement indicates that shareholder proposals "must be received by the Company at its principal executive offices on or before November 24, 2006" in order to be included in the Company's proxy materials. Page 3 of the Company's 2006 proxy statement is attached as Exhibit 3. Given this information, it is reasonable to assume that someone would be available at the Company to receive the Proposal on the date the Proposal is due, since November 24, 2006 is not a federal holiday. An attempt was made to contact Eastman Chemical by telephone to obtain a fax number for Ms. Lee on November 22, 2006, which similarly is not a federal holiday. The call was never returned.

The Fund has complied with the requirements of Rule 14a-8(e)(1), Rule 14a-8(e)(2) and Rule 14a-8(f)(1) to deliver the Proposal in a timely manner and for this reason Eastman Chemical's request for confirmation that the staff will not recommend any enforcement action to the Commission if Eastman Chemical excludes the Proposal from its proxy materials should be denied.

Sincerely,

Edward J. Durkin
Director, Corporate Affairs Department
United Brotherhood of Carpenters & Joiners of America

cc: Douglas J. McCarron, Fund Chairman
Theresa K. Lee, Senior Vice President, Chief Legal Officer and Corporate Secretary, Eastman Chemical Company
Brian L. Henry, Senior Counsel and Assistant Secretary, Eastman Chemical Company

Enclosures

UNITED BROTHERHOOD OF CARPENTERS AND JOINERS OF AMERICA

Douglas J. McCarron
General President

Theresa K. Lee
Chief Legal Officer and Corporate Secretary
Eastman Chemical Company
200 South Wilcox Drive
Kingsport, Tennessee 37660

November 22, 2006

Dear Ms. Lee:

On behalf of the United Brotherhood of Carpenters Pension Fund ("Fund"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the Eastman Chemical Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to the issue of the Company's supplemental pension plan. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Fund is the beneficial owner of approximately 1,300 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Fund intends to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact Ed Durkin, at (202) 546-6206 ext. 221 or at edurkin@carpenters.org. Copies of any correspondence related to the proposal should be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Corporate Affairs Department, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to (202) 543-4871.

Sincerely,

Douglas J. McCarron
Fund Chairman

cc. Edward J. Durkin
Enclosure

101 Constitution Avenue, N.W. Washington, D.C. 20001 Phone: (202) 546-6206 Fax: (202) 543-5724

Supplemental Executive Retirement Plan Policy Proposal

Be it Resolved: That the shareholders of the Eastman Chemical Company ("Company") hereby urge that the Board of Director's executive compensation committee establish a policy limiting the benefits provided under the Company's supplemental executive retirement plan ("SERP Policy"). The SERP Policy should provide for the following: (1) a limitation of covered compensation to a senior executive's annual salary, and (2) the exclusion of all incentive or bonus pay from inclusion in the plan's definition of covered compensation used to establish benefits. The SERP Policy should be implemented in a manner so as not to interfere with existing contractual rights of any supplemental plan participant.

Supporting Statement: We believe that one of the most troubling aspects of the sharp rise in executive compensation is the excessive pension benefits provided to senior corporate executives through the use of supplemental executive retirement plans ("SERPs"). Our Company maintains two SERPs, which provide the Company's chief executive officer ("CEO") and other senior executives retirement benefits far greater than those permitted under the Company's tax-qualified pension plan. Our proposal seeks to limit excessive pension benefits by limiting the type of compensation used to calculate pension benefits under the SERP plans.

At present, U.S. tax law maintains a $220,000 limit on the level of compensation used to determine a participant's retirement benefit under a tax-qualified pension plan. Our Company has established a SERP as a complement to its tax-qualified plan in order to provide senior executives increased retirement benefits. This is accomplished by raising the level of compensation used in the pension formula to calculate retirement benefits. The SERP establishes a higher compensation level on which to calculate senior executives' pension benefits by including the executive's full salary and annual bonus in the compensation figure. The Company's 2006 proxy statement indicates that the combined salary and bonus figure was $3,451,538 for the CEO, approximately 15 times the $220,000 compensation limit in the Company's tax-qualified pension plan.

Our position is that the inclusion of an executive's annual bonus along with his or her full salary in the pension calculation is overly generous and unjustifiable. The only type of compensation used in the SERPs for establishing the level of additional pension benefits should be an executive's annual salary. No variable incentive pay should be included in a senior executive's pension calculation under the SERPs. The inclusion of annual bonus or incentive payments in determining increased pension benefits can dramatically increase the pension benefit afforded senior executives and has the additional undesirable effect of converting one-time incentive compensation into guaranteed lifetime pension income.

The proposal's limitation on the type of compensation that can be considered in determining senior executives' retirement benefits to only the executive's salary is a necessary and reasonable restriction on the excessiveness of supplemental retirement benefits. We urge your support for this important executive compensation reform.

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Table of Contents

Matters Raised at the Annual Meeting Not Included in this Proxy Statement

The Company's management does not expect any business to be acted upon at the Annual Meeting other than as described in this Proxy Statement under "Proposals to be Voted Upon at the Annual Meeting." If, however, other matters are properly brought before the Annual Meeting, the persons appointed as proxies will have the discretion to vote or act on those matters for you according to their best judgment.

Stockholder Proposals for the 2007 Annual Meeting

In accordance with rules of the Securities and Exchange Commission (the "SEC"), if you wish to submit a proposal for presentation at Eastman's 2007 Annual Meeting of Stockholders, it must be received by the Company at its principal executive offices on or before November 24, 2006 in order to be included in the Company's proxy materials relating to its 2007 Annual Meeting of Stockholders.

In addition, the Company's Bylaws require that a proposal to be submitted by a stockholder for a vote of the Company's stockholders at an annual meeting of stockholders, whether or not also submitted for inclusion in the Company's proxy materials, must be preceded by adequate and timely notice to the Corporate Secretary of the Company. To be adequate, the notice must set forth certain information specified in our Bylaws about the stockholder and the proposal. The Company's Bylaws are available through the "Investors — Corporate Governance" section of the Company's website, and also will be provided to any stockholder upon written request. To be timely, the notice must be delivered to the Corporate Secretary of the Company not less than 45 days prior to the day of the month on which the notice of the immediately preceding year's annual meeting of stockholders was first sent to the stockholders of the Company. If, as expected, notice of the Annual Meeting is first sent to stockholders on March 29, 2006, then such advance notice would be timely if delivered on or before February 12, 2007.

Nominations by Stockholders for Election to the Board of Directors

The Company's Bylaws provide that nominations by stockholders of persons for election to the Board of Directors may be made by giving adequate and timely notice to the Corporate Secretary of the Company. To be adequate, the nomination notice must set forth certain information specified in our Bylaws about each stockholder submitting a nomination and each person being nominated. The Company's Bylaws are available through the "Investors — Corporate Governance" section of the Company's website, and also will be provided to any stockholder upon written request. To be timely, the nomination notice must be delivered to the Corporate Secretary of the Company not less than 45 days prior to the day of the month on which the notice of the immediately preceding year's annual meeting of stockholders was first sent to the stockholders of the Company. The Nominating and Corporate Governance Committee of the Board of Directors will consider persons nominated by stockholders and recommend to the full Board whether or not such nominee should be included with the Board's nominees for election by stockholders. See "Proposals to be Voted Upon at the Annual Meeting — Item 1 — Election of Directors — Board Committees — Nominating and Corporate Governance Committee — Director Nominations."

Annual Report to Stockholders, Annual Report on Form 10-K, and Corporate Governance Materials

The Company's Annual Report to Stockholders for 2005, including consolidated financial statements for the year ended December 31, 2005, is being mailed and delivered electronically to stockholders, and made available on the Internet at the Company's web site, concurrently with this Proxy Statement but does not form any part of the proxy solicitation material. This year's Annual Report to Stockholders includes the Company's Annual Report on Form 10-K for the year ended December 31, 2005 as filed with the SEC. This information is also available via the Internet at the Company's web site (www.eastman.com), and the version of such report (with exhibits) filed with the SEC is available at the SEC's web site (www.sec.gov).

The Company also makes available free of charge, through the "Investors — Corporate Governance" section of its Internet web site, its Corporate Governance Guidelines, the charters of each of the committees of the Board, and codes of business conduct and ethics for directors, officers and employees. Such materials

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 30, 2007

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Eastman Chemical Company
Incoming letter dated December 18, 2006

The proposal requests that the board's executive compensation committee establish a policy limiting the benefits provided under the company's supplemental executive retirement plan.

We are unable to concur in your view that Eastman Chemical may exclude the proposal under rule 14a-8(e)(2). Accordingly, we do not believe that Eastman Chemical may omit the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Tamara M. Brightwell

Tamara M. Brightwell
Special Counsel